Exhibit 99.6
EQUITY COMMITMENT LETTER
H.I.G. Bayside Debt & LBO Fund II, L.P.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
October 18, 2009
Brickell Bay Acquisition Corp.
c/o H.I.G. Capital LLC
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
Ladies and Gentlemen:
          This letter agreement sets forth the commitment of H.I.G. Bayside Debt & LBO Fund II, L.P. (“Sponsor”), subject to the terms and conditions contained herein, to purchase certain equity interests of Brickell Bay Acquisition Corp., a newly formed Delaware corporation (“Parent”). It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) to be entered into among Allion Healthcare, Inc., a Delaware corporation (the “Company”), Parent and Brickell Bay Merger Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.
          1. Commitment. Sponsor hereby commits, subject to the terms and conditions set forth herein, that, simultaneous with the Closing, it shall purchase, or shall cause the purchase of, equity interests of Parent for an aggregate amount equal to $165 million (the “Commitment”), solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Merger Consideration pursuant to and in accordance with the Merger Agreement, together with related expenses. Sponsor may effect the purchase of the equity interests of Parent directly or indirectly through one or more affiliated entities. The amount of the Commitment to be funded under this letter agreement simultaneous with the Closing may be reduced in an amount specified by Parent but only to the extent that Parent has consummated the transactions contemplated by the Merger Agreement with Sponsor contributing less than the full amount of its Commitment.
          2. Conditions. The Commitment shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction or waiver at the Closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (iii) the substantially concurrent funding of the financing transactions contemplated under the Debt Commitment Letters (as may be amended or replaced in accordance with Section 5.18 of the Merger Agreement) and (iv) the contemporaneous consummation of the Closing.

          3. Limited Guarantee. Concurrently with the execution and delivery of this letter agreement, Sponsor is executing and delivering to the Company a limited guarantee, dated as of the date hereof, related to Parent’s and Merger Sub’s payment obligations of the Parent Break-Up Fee and Parent’s obligation to pay Company Damages and Parent Default Fee, in each case pursuant to the terms and conditions of, and subject to the limitations of, Section 8.01 of the Merger Agreement (the “Limited Guarantee”). The Company’s remedies against Sponsor under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its affiliates against (i) Sponsor, Parent or Merger Sub and (ii) any former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of Sponsor, Parent or Merger Sub or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (other than Parent and Merger Sub to the extent provided in the Merger Agreement) (those persons and entities described in clause (ii) including Parent and Merger Sub, each being referred to as a “Non-Recourse Party”) in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement and the transactions contemplated thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by Sponsor’s breach of its obligations under this letter agreement.
          4. Enforceability. This letter agreement may only be enforced by Parent at the direction of Sponsor. Parent’s creditors shall have no right to enforce this letter agreement or to cause Parent to enforce this letter agreement.
          5. No Modification; Entire Agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of Parent and Sponsor. Together with the Limited Guarantee, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Sponsor or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the transactions contemplated hereby. No transfer of any rights or obligations hereunder shall be permitted without the consent of Parent and Sponsor. Any transfer in violation of the preceding sentence shall be null and void.
          6. Governing Law; Jurisdiction; Venue. This letter agreement, and all claims and causes of action arising out of, based upon, or related to this letter agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware. Any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement or the transactions contemplated hereby shall be brought solely in any state or federal court within the State of Delaware and any direct appellate court therefrom. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement and the rights and obligations arising hereunder and agrees that it will not bring any action arising out of, based upon or related to this letter agreement in any other court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process as set forth below, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this letter agreement, or the subject mater hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that notice or the service of process in any action, suit or proceeding arising out of, based upon or relating to this letter agreement or the rights and obligations arising hereunder shall be properly served or delivered if delivered in the manner contemplated by Section 7 of the Limited Guarantee, with respect to Sponsor, and Section 8.08 of the Merger Agreement, with respect to Parent.
          7. Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS LETTER AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.
          8. Counterparts. This letter agreement may be executed by facsimile and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
          9. No Third Party Beneficiaries. This letter agreement shall inure to the benefit of and be binding upon Parent and Sponsor. Nothing in this letter agreement, express or implied, is intended to confer upon any person other than Parent and Sponsor any rights or remedies under, or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter agreement or to confer upon any person any rights or remedies against any person other than Sponsor (but only at the direction of Sponsor as contemplated hereby) under or by reason of this letter agreement. Without limiting the foregoing, Parent’s creditors shall have no right to specifically enforce this letter agreement or to cause Parent to enforce this letter agreement.
          10. Termination. The obligation of Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Closing, at which time the obligation will be fulfilled, and (c) the Company or any of its affiliates, directly or indirectly, asserting a claim against Sponsor or any of the Non-Recourse Parties under the Limited Guarantee or in connection with the Merger Agreement or any of the transactions contemplated thereby.
          11. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that Sponsor may be a partnership or limited liability company, by its acceptance of the benefits of this letter agreement, Parent acknowledges and agrees that no

Person other than Sponsor has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.
* * * * *
(signature page follows)

Sincerely, H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

[Signature Page to Equity Commitment Letter]

Agreed to and accepted: BRICKELL BAY ACQUISITION CORP.
By:	/s/ Craig M. Kahler
	Name:	Craig M. Kahler
	Title:	Treasurer

[Signature Page to Equity Commitment Letter]